Underlying supplement no. 6-I
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated January 10, 2012
Rule 424(b)(2)

JPMorgan Chase & Co.

Notes Linked to the SPDR® S&P MidCap 400® ETF Trust

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked in whole or in part to the SPDR® S&P MidCap 400® ETF Trust (the "Fund"). This underlying supplement no. 6-I describes the Fund, the relationship, if any, between JPMorgan Chase & Co. and the sponsor of the Fund and other relevant information. This underlying supplement no. 6-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to description of the Fund. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other relevant underlying supplement, or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control. In addition, if this underlying supplement no. 6-I and the accompanying product supplement or another relevant underlying supplement contain information relating to the Fund, the information contained in the document with the most recent date will control.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 6-I, the accompanying product supplement, prospectus supplement and prospectus, any other relevant underlying supplement or the relevant terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

January 10, 2012

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 6-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 6-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 6-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 6-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this underlying supplement no. 6-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

THE SPDR® S&P MIDCAP 400® ETF TRUST

We have derived all information contained in this underlying supplement regarding the SPDR® S&P MidCap 400® ETF Trust (the "Fund"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, The Bank of New York Mellon, as trustee of the Fund ("BONY"), and PDR Services LLC, as sponsor of the Fund ("PDRS"). The Fund is a unit investment trust that issues securities called "Trust Units" or "Units." The Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "MDY." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Fund is an investment company registered under the Investment Company Act of 1940, as amended. Trust Units represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P MidCap 400® Index (the "Underlying Index"). Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-89088 and 811-08972, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding the Fund, BONY and PDRS, please see the Fund's prospectus. In addition, information about the Fund, BONY and PDRS may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Fund website at https://www.spdrs.com/product/fund.seam?ticker=MDY. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Fund's website is not incorporated by reference in, and should not be considered a part of, this underlying supplement or any terms supplement.

Investment Objective and Strategy

The Fund's objective is to provide investment results that, before expenses, generally correspond to the price and yield performance of the Underlying Index. See "The S&P MidCap 400® Index" below for more information about the Underlying Index. The Trust holds stocks and cash and is not actively managed by traditional methods, which typically involve effecting changes in the holdings of stocks and cash on the basis of judgments made relating to economic, financial and market considerations. To maintain the correspondence between the composition and weightings of the stocks held by the Fund and the component stocks of the Underlying Index, which we refer to as "Index Securities," BONY adjusts the holdings of the Fund from time to time to conform to periodic changes in the identity and/or relative weightings of the Index Securities. BONY aggregates certain of these adjustments and makes changes to the holdings of the Fund at least monthly or more frequently in the case of significant changes to the Underlying Index. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed holdings of the Fund effective on any day that the New York Stock Exchange ("NYSE") is open for business following the day on which the change to the Underlying Index takes effect after the close of the market.

The value of Trust Units fluctuates in relation to changes in the value of the holdings of the Fund. The market price of each individual Trust Unit may not be identical to the net asset value of such Trust Unit.

The Fund may not be able to replicate exactly the performance of the Underlying Index because the total return generated by the Fund's portfolio of stocks and cash is reduced by the expenses of the Fund and transaction costs incurred in adjusting the actual balance of the Fund's portfolio. In addition, it is possible that the Fund may not always fully replicate the performance of the Underlying Index due to the unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances.

As of January 6, 2012, the Fund's three largest holdings were Kansas City Southern, Monster Beverage Corporation and Vertex Pharmaceuticals Incorporated and its three largest sectors were financials, industrials and information technology.

Holdings Information

The following tables summarize the Fund's top holdings in individual companies and by sector as of January 6, 2012.

Top Holdings in Individual Securities as of January 6, 2012

Name	Weight	Shares Held
Kansas City Southern	0.72%	926,492
Monster Beverage Corporation	0.68%	639,004
Vertex Pharmaceuticals Incorporated	0.66%	1,759,155
AMETEK, Inc.	0.64%	1,350,390
The Macerich Company	0.64%	1,112,867
Church & Dwight Co., Inc.	0.61%	1,206,566
SL Green Realty Corp.	0.56%	726,626
Henry Schein, Inc.	0.56%	762,144
PetSmart, Inc.	0.54%	941,493
Federal Realty Investment Trust	0.53%	535,535

Top Holdings by Sector as of January 6, 2012

Sector	Percentage of Total Holdings
Financials	20.56%
Industrials	16.71%
Information Technology	15.14%
Consumer Discretionary	12.90%
Health Care	10.08%
Energy	7.08%
Materials	6.84%
Utilities	5.62%
Consumer Staples	4.14%
Telecommunication Services	0.50%

The information above was compiled from the Fund's website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Fund's website is not incorporated by reference in, and should not be considered a part of, this underlying supplement.

Historical Performance of the Fund

We will provide historical price information with respect to the shares of the Fund in the relevant terms supplement. You should not take any such historical prices as an indication of future performance.

Bank of New York Mellon

In addition to acting as trustee of the Fund, BONY (or one of its affiliates) will act as registrar and transfer agent for the notes, and BONY will also act as paying agent and may designate additional paying agents. Despite these additional roles, BONY has no obligation to consider your interests as a holder of the notes in taking any action as trustee for the Fund.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by the Fund, BONY or PDRS. None of the Fund, BONY or PDRS makes any representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. None of the Fund, BONY or PDRS has any obligation or liability in connection with the operation, marketing, trading or sale of the notes.

THE S&P MIDCAP 400® INDEX

We have derived all information contained in this underlying supplement regarding the S&P MidCap 400® Index (the "Underlying Index"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

The Underlying Index is reported by Bloomberg L.P. under the ticker symbol "MID."

On November 4, 2011, The McGraw-Hill Companies, Inc. ("McGraw-Hill"), the owner of the S&P Indices business, and CME Group Inc. ("CME Group"), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, announced a new joint venture, S&P/Dow Jones Indices, which will own the S&P Indices business and the Dow Jones Indexes business, including the Underlying Index. McGraw-Hill and CME Group expect the S&P/Dow Jones Indices to be operational in the first half of 2012, subject to regulatory approval and other conditions.

The Underlying Index is intended to provide a performance benchmark for the medium capitalization segment of the U.S. equity markets. It tracks the stock price movement of 400 companies with mid-sized market capitalizations, primarily ranging from US $1 billion to US $4.4 billion. The market capitalization requirements are reviewed periodically so as to ensure consistency with market standards. The Underlying Index is maintained with similar methodologies and rules as the S&P 500® Index, with variations only to account for differences in capitalization requirements.

The calculation of the level of the Underlying Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies (the "Underlying Index Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 400 similar companies on the base date of June 28, 1991 (the "base date"). Historically, the "Market Value" of any Underlying Index Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Underlying Index Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Underlying Index Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. S&P chooses companies for inclusion in the Underlying Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Underlying Index based on a half float-adjusted formula, and on September 16, 2005, the Underlying Index became fully float adjusted. S&P's criteria for selecting stocks for the Underlying Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Underlying Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Underlying Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float. Shares held in a trust to allow investors in countries outside the country of domicile (*e.g.* ADRs, CDIs and Canadian exchangeable shares) are normally part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the Underlying Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Underlying Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Underlying Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Underlying Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this underlying supplement, the Underlying Index is calculated using a base-weighted aggregate methodology: the level of the Underlying Index reflects the total Market Value of all 400 Underlying Index Component Stocks relative to the Underlying Index's Base Date. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Underlying Index Component Stocks on the Base Date has been set equal to an indexed value of 100. This is often indicated by the notation 6/28/91 = 100. In practice, the daily calculation of the Underlying Index is computed by dividing the total Market Value of the Underlying Index Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it is the only link to the original Base Period level of the Underlying Index. The Index Divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the Underlying Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the Underlying Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the Underlying Index remains constant. This helps maintain the level of the Underlying Index as an accurate barometer of stock market performance and ensures that the movement of the Underlying Index does not reflect the corporate actions of individual companies in the Underlying Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing level of the Underlying Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Underlying Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin off	If the spun off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun off unit).	Yes
Spin off	Spun off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Underlying Index Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Underlying Index Component Stock and consequently of altering the aggregate Market Value of the Underlying Index Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the Underlying Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post - Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre - Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post - Event Aggregate Market Value}}{\text{Pre - Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the Underlying Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Underlying Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Underlying Index. In addition, any changes over 5% in the current common shares outstanding for the Underlying Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.